UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

To

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Brinker International, Inc.

(Name of Subject Company (issuer))

Brinker International, Inc. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

10964110

(CUSIP Number of Class of Securities)

Roger F. Thomson
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240
(972) 980-9917

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Robert S. Risoleo
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, NW
Washington, DC 20006
(202) 956-7500

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$ 450,000,000	$ 48,150.00

*	Calculated solely for purposes of determining the filing fee. This amount is based on the purchase of 11,250,000 shares of Common Stock at the maximum tender offer price of $40.00 per share.
**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the aggregate amount of cash offered by Brinker International, Inc.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$48,150.00	Filing Party:	Brinker International, Inc.
	Form or Registration No.:	Schedule TO-I	Date Filed:	August 29, 2006

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2006, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on September 26, 2006, Amendment No. 2 thereto filed with the Commission on September 28, 2006, and Amendment No. 3 thereto filed with the Commission on September 29, 2006 (the “Schedule TO”), by Brinker International, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase for cash up to 11,250,000 shares of its common stock, $0.10 par value per share, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price per share not greater than $40.00 nor less than $35.25, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2006, as amended and supplemented by the Supplement to the Offer to Purchase, dated September 27, 2006, and the related Amended Letter of Transmittal, which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer.”  A copy of the Offer to Purchase, the Supplement to the Offer to Purchase and the related Amended Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A),
(a)(1)(K) and (a)(1)(L), respectively.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 12, 2006, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, Eastern time, on Wednesday, October 11, 2006. A copy of the press release is filed as Exhibit (a)(1)(Q) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit, which is filed herewith:

(a)(1)(Q)	Press Release, dated October 12, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Brinker International, Inc.

By:	/s/ Roger F. Thomson
Name: Title:	Roger F. Thomson Executive Vice President, Chief Administative Officer, General Counsel and Secretary

Date: October 12, 2006